BIGLARI CAPITAL CORP.

17802 IH 10 WEST, SUITE 400
SAN ANTONIO, TEXAS 78257
TELEPHONE (210) 344-3400
FAX (210) 344-3411

SARDAR BIGLARI, CHAIRMAN

December 14, 2021

Dear Fellow Cracker Barrel Shareholders:

We are shareholders of Cracker Barrel Old Country Store, Inc. (the "Company"), with an ownership of 2,055,141 shares, representing approximately 8.7% of the Company's outstanding shares.

Cracker Barrel recently reported that in the first quarter of fiscal 2022, its operating income declined by 32% in relation to the first quarter of fiscal 2020 — the calendar year before the pandemic, for better comparability. Cracker Barrel continues to blame its woes on "uncertainties in the current environment," yet its peers have navigated that same environment far more effectively, as reflected in their superior stock performance.

Total Shareholder Return

	1-year	3-year	5-year	Since Covid Impact (2/20/20)	Since 2020 Shareholder Meeting
Peer Median*	9.4%	(5.1%)	10.7%	(14.7%)	17.3%
S&P MidCap 400	25.7%	68.0%	80.5%	35.5%	31.1%
Cracker Barrel	**(7.1%)**	**(21.7%)**	**(12.0%)**	**(23.8%)**	**(9.7%)**
Better/(Worse) than Peer Median	(16.5%)	(16.6%)	(22.7%)	(9.1%)	(27.0%)
Better/(Worse) than S&P Midcap 400	(32.8%)	(89.7%)	(92.5%)	(59.3%)	(40.8%)

Peer group includes: BJ's Restaurants, Bloomin' Brands, Brinker International, Darden Restaurants, Dave & Buster's, Denny's, Dine Brands, Texas Roadhouse, and The Cheesecake Factory

Source: Factset data as of 12/13/2021

It has become increasingly clear that management lacks a credible strategy with which to create value in the present business climate, and that the Board, which primarily consists of directors with minimal relevant experience in the casual dining space, is unable to provide the necessary oversight. Management's waning credibility is reflected in the Company's stock performance.

As we have stated repeatedly, Cracker Barrel needs to focus on its core business rather than expand into new territory or make acquisitions. We question the rationale for spending $120 million of shareholder capital in fiscal 2022, which includes the opening of three new Cracker Barrel locations and 15 new Maple Street Biscuit Company locations, when there remains a significant profit gap within current business operations. Cracker Barrel does not need more stores; it needs to make the existing ones far more productive. From fiscal 2005 through the end of fiscal 2019, guest traffic declined by approximately 20%. Regaining this lost guest traffic would add more than $600 million in annual revenue.

As noted in our last letter to shareholders, the Company has an opportunity to return significant capital to shareholders instead of investing in projects with unknown returns. To reiterate, we believe the Company should target a near 100 percent dividend payout ratio: a higher regular dividend and a special dividend adjusted annually based on earnings for the fiscal year. Alternatively, we would favor share repurchases. However, over the span of a decade, management's promises on share repurchases have *not* reduced shares outstanding. Thus, the company's repeated pronouncements regarding share repurchases appear to have been more of a public relations ploy than an actual means of returning capital to shareholders. The numbers back up that assertion. On September 20, 2011, Cracker Barrel had 22,861,682 shares of common stock outstanding. On November 17, 2021, its shares outstanding stood at 23,521,887, for a *dilution* of approximately 3% over a 10-year period. There is no question that shareholders would be desirous of greater earnings and fewer shares outstanding. It is worth noting that the capital the Company lost on the Punch Bowl Social fiasco alone could have reduced shares outstanding by approximately 5%.

As stated in the Company's latest proxy statement, "[I]n 2021 we reached out to each shareholder other than Biglari who held more than 0.5% of our outstanding stock…. We invited these shareholders to speak with our independent Board chair, William McCarten, and members of our senior management team, to discuss executive compensation and other matters that might be of concern or interest to them, including our performance…." It is clear from Cracker Barrel's management decisions and the Board's own admission that Company leadership is uninterested in receiving critical feedback from a significant shareholder. Management is attempting to insulate itself from divergent views. And by tacitly supporting management in its questionable shareholder engagement, the Board is complicit in management's behavior. As an example, neither the Chairman, who has served in such capacity for two years, nor any member of the governance committee has reached out to us to independently ascertain our views as one of the Company's largest and longest-standing shareholders. Because of the Board's failure to engage with us — an act of purposeful disregard of our ownership — we felt no choice but to withhold our votes for all directors, with the exception of Daryl Wade, who was appointed only recently. In our view, management has become emboldened to treat our ownership with disdain despite the fact that over the years, we have been instrumental in the removal of the former CEO, in the launch of a licensing business, in the curtailment of store expansion, in a revised dividend policy, and in the appointment of a board member with a casual dining background. There is no denying that we have been a source of positive change during our decade-long tenure as shareholders.

We would welcome a dialogue with the Board to constructively discuss pertinent matters for the benefit of all shareholders.

Sincerely,

/s/ Sardar Biglari

Sardar Biglari